SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 1-14948

Toyota Motor Corporation
(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

I.
English translation of a press release with respect to the effect of the Great East Japan Earthquake on registrant’s Production in North America after April 26, 2011, as filed by the registrant with the Tokyo Stock Exchange on April 20, 2011.

II.
English translation of a press release with respect to the effect of the Great East Japan Earthquake on registrant’s Production in China, as filed by the registrant with the Tokyo Stock Exchange on April 20, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Kenichiro Makino
	Name:	Kenichiro Makino
	Title:	General Manager of
Financial Reporting Department /Accounting Division

Date:  April 20, 2011